This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

The transaction described in this press release involves securities of a foreign company. This transaction is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transaction described in this press release, such as in open market or privately negotiated purchases.

May 12th, 2015

Company Name:	Cosmo Oil Co., Ltd.
Representative:	Keizo Morikawa,
Representative Director and President
(Code: 5007, First Section of Tokyo Stock Exchange)
Inquiries:	Masamichi Hamaguchi,
General Manager of Corporate Communication Dept.
Tel.: 03-3798-3101

Announcement on Incorporation of Holding Company through Sole Share Transfer and Group Reorganization

We hereby announce that Cosmo Oil Co., Ltd. (hereinafter the “Company”) resolved at its Board of Directors meeting held today to incorporate “Cosmo Energy Holdings Co., Ltd. (hereinafter the “Holding Company”) as a pure holding company (wholly-owning parent company) through a share transfer to be solely conducted by the Company (hereinafter the “Share Transfer”), and to implement a group reorganization aimed at the transformation to a group structure comprised of three core operating companies under the Holding Company, as described below.

The Company has prepared to make the transformation to a holding company structure based on a resolution of the Board of Directors meeting held on February 5, 2015. As a result, the Company decided to incorporate the Holding Company as of October 1, 2015 (scheduled date) through prescribed procedures such as the approvals of the general shareholders meeting and of the relevant authorities. In addition, the Company intends to establish a business structure comprised of the Holding Company and three core operating companies after the incorporation of Cosmo Oil Marketing Co., Ltd. through the group reorganization, including the transfer of the Company’s marketing-related business by way of an absorption-type company split (which is scheduled for October 1, 2015), and the transfer of its business of managing subsidiaries to the Holding Company by way of absorption-type company split (which is scheduled for January 1, 2016).

Since the Share Transfer is scheduled to be solely conducted by the listed company (the Company), some items and details are partially omitted in this disclosure. Further, details of the group reorganization, scheduled after the incorporation of the Holding Company, will be announced as soon as they are determined.

1.	Background of Incorporation of the Holding Company through the Sole-Share Transfer

The business environment surrounding the Cosmo Group is significantly changing, including the drastic fluctuation of crude oil prices, the gradual decrease in domestic demand for oil products, and the expanded introduction of renewable energy. Under these circumstances, companies in the industry are accelerating their movements towards the enhancement of their business portfolios beyond their domestic petroleum businesses and towards reorganization.

Cosmo Group has raised as its business vision the transformation to a “Vertically Integrated Global Energy Company” and is working on thorough streamlining centered on the oil refining and marketing business, and shifting business resources to the businesses of resource development, retail and wind power generation, which are positioned as growth drivers, with the aim of transforming the business portfolio. At the moment, however, our business resources remain biased towards oil refining and marketing businesses and optimal distribution of such resources is a pressing issue.

For Cosmo Group to realize sustainable growth in the future, it is essential to implement optimal distribution of limited business resources and strengthen its competitiveness by business unit, taking a panoramic perspective of the whole group. To accomplish this target, we have determined that it would be effective to undergo a transformation to a holding company structure.

In addition, we believe that the holding company structure, where the “business monitoring function” and the “business execution function” are separated, is the suitable solution from the perspective of the enhancement of corporate governance.

2.	Objectives of the Transformation to a Holding Company Structure

Cosmo Group will make the transformation to a holding company structure with the following objectives:

(1)	Strengthen Business Competitiveness / Realize Stable Profits of the Holding Company

Each operating company, by clearly defining responsibilities and authority, aims to expedite decision-making as well as to enhance the expertise and motivation of employees, which will enable each operating company to conduct business execution quickly responding to changes in business environment and increase its corporate value.

The Holding Company aims to improve its financial standing by establishing profit base and to realize stable dividends.

(2)	Accelerate the Enhancement of Group Management and Shift Business Resources

In order to realize optimal management resource distribution centripetally from a group-wide perspective, “monitoring of the group’s management” will be separated from “business execution” and the holding company will focus on determination of the group’s management policy.

(3)	Promote an Alliance in Each Business Line

We will pursue a flexible and swift alliance strategy (collaboration, cooperation, integration) by business line responding to changes in economic and business environments by establishing organizational structure by business domain.

This transformation to the holding company structure is subject to the approval of the annual shareholders meeting of the Company, which is scheduled to be held on June 23, 2015. The shares of the Company will be delisted in accordance with the Share Transfer; however, an application is scheduled to be made to list the shares of the newly incorporated Holding Company (the wholly-owning parent company) on the Tokyo Stock Exchange. The listing date will depend on the examination by the Tokyo Stock Exchange; however, the listing is scheduled to take place as of October 1, 2015, which is the registration date for the incorporation of the Holding Company (effective date of the Share Transfer).

3.	Procedures for the Transformation to the Holding Company Structure and the Future Plans

The Company plans to move to the holding company structure through the method set forth below.

　【Step 1】
As a result of the incorporation of the Holding Company as of October 1, 2015 (scheduled date), through the Share Transfer, the Company will become a wholly-owned subsidiary company of the Holding Company. In addition, Cosmo Oil Marketing Co., Ltd. will start the business as of October 1, 2015 (scheduled date) by transferring marketing-related business centered on the Service Station of the Company to the marketing business preparatory company, which is the subsidiary of the Company, through absorption-type company split.
The corporate governance system of the Holding Company will be a Company with Audit and Supervisory Committee (defined as “kansa-tou iinkai secchi kaisha”), from the perspective of the enhancement of corporate governance.

　【Step 2】
The Company will establish a business structure comprised of the Holding Company and three core operating companies by transferring of its business of managing subsidiaries to the Holding Company by way of absorption-type company split (which is scheduled for January 1, 2016). Later, in order to strengthen the group’s competitiveness and to expedite implementation of growth strategies, the Company will continue to carry out a strategic reorganization taking into account the business characteristics of each group company and changes in market environment.

4.	Outline of the Share Transfer

(1)	Schedule of the Share Transfer

Record date of annual shareholders meeting:	Tuesday March 31, 2015

Board of Directors meeting for the approval of the Share Transfer Plan:	Tuesday May 12, 2015

Annual shareholders meeting for the approval of the Share Transfer Plan:	Tuesday June 23, 2015 (scheduled date)

Delisting date:	Monday September 28, 2015 (scheduled date)

Registration date for the incorporation of the Holding Company (Effective date of the Share Transfer):	Thursday October 1, 2015 (scheduled date)

Listing date of the Holding Company’s shares:	Thursday October 1, 2015 (scheduled date)

The above schedule may be changed where necessary in the course of the above procedures or for other reasons.

(2)	Method of the Share Transfer

A sole share transfer will makethe Company the wholly-owned subsidiary company in the Share Transfer and the Holding Company the wholly-owning parent company incorporated through the Share Transfer.

(3)	Descriptions of Allocation concerning the Share Transfer (Share Transfer Ratio)

	Cosmo Energy Holdings Co., Ltd. (Wholly-owning parent company incorporated through the Share Transfer; the Holding Company)	Cosmo Oil Co., Ltd. (Wholly-owned subsidiary company in the Share Transfer; the Company )
Share transfer ratio	0.1	1

Note:

1)	Share Transfer Ratio:

To the common shareholders of the Company who are registered in the final shareholders registry as of the day prior to the Share Transfer’s effective date, 0.1 share of common stock of the Holding Company will be issued for each share of common stock of the Company they hold.

2)	Share Trading Unit:

The Holding Company will adopt a share trading unit system whereby one share trading unit is 100 shares.

3)	Grounds for Calculating the Share Transfer Ratio:

In the Share Transfer, the Holding Company (the wholly-owning parent company) will be incorporated through a share transfer conducted solely by the Company, and the shares of the Holding Company will be allocated only to the shareholders of the Company immediately before the Share Transfer. Since the number of shares constituting one unit of common shares of the Company and the Holding Company are one thousand (1,000) shares and one hundred (100) shares, respectively, the minimum investment unit will not be changed if 0.1 share of common stock of the Holding Company will be allocated for each share of common stock of the Company. In this case, the shareholders of the Company will hold, immediately after the Share Transfer, voting rights in the Holding Company in the number equivalent to the number of the Company’s voting rights it holds immediately before the Share Transfer.

4)	Results of the Calculation, the Method for Calculating and the Basis for Calculation by Third Party Institutions:

For the above reason in 3), no calculation of share transfer ratio was conducted by any third party institution.

5)	Number of New Shares to be Delivered as a Result of the Share Transfer (scheduled):

84,770,508 shares (scheduled)

The above number of new shares to be delivered by the Holding Company may fluctuate if the total number of issued shares of the Company changes before the Share Transfer is effective. With respect to treasury shares held by the Company as of the effective date of the Share Transfer, 0.1 share of common stock of the Holding Company will be allocated for each treasury share of common stock of the Company. As a result, the Company will temporarily hold the common stock of the Holding Company, and the method of disposal thereof will be announced when determined.

(4)	Treatment of Share Options and Bonds with Share Options in accordance with the Share Transfer

The Company issues no share options and bonds with share options.

(5)	New Listing of Holding Company’s Shares

The Company plans to apply to newly list the shares of the Holding Company, which is to be newly incorporated, on the Tokyo Stock Exchange First Section (technical listing). The listing date is scheduled to be October 1, 2015 (Thursday). As the Company will be the wholly-owned subsidiary company of the Holding Company as a result of the Share Transfer, the Company is scheduled to be delisted from the Tokyo Stock Exchange on Monday September 28, 2015, prior to the listing of the Holding Company.

The delisting date may change as it is to be determined in accordance with the rules of the Tokyo Stock Exchange.

5.	Description of Party to the Share Transfer

(As of March 31, 2015)
(1) Company Name	Cosmo Oil Co., Ltd.
(2) Registered Office	1-1-1, Shibaura, Minato-ku, Tokyo
(3) Name and Title of the Representative	Keizo Morikawa, President, Representative Director, Chief Executive Officer
(4) Primary Business	Integrated Oil Business
(5) Paid-in Capital	107,246,816,126 JPY
(6) Date of Establishment	April 1, 1986
(7) Number of Issued Shares	847,705,087 shares
(8) Accounting Period	March 31
(9) Major Shareholders and Shareholding Ratio	Infinity Alliance Limited	20.76％
	Royal Bank of Canada Trust Company (Cayman) Limited	4.59％
	Japan Trustee Services Bank, Ltd.	4.43％
	Mizuho Bank, Ltd.	3.72％
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.33％
	The Kansai Electric Power Co., Inc.	2.19％
	Mitsui Sumitomo Insurance Co., Ltd.	2.08％
	Aioi Nissay Dowa Insurance Co., Ltd.	1.86％
	Sompo Japan Nipponkoa Insurance Inc.	1.86％
	Cosmo Oil Customers Shareholding Association	1.76％

(10) Operational Results and Financial Conditions for the Most Recent 3 Years
Fiscal Year	FY2012 (Apr.-Mar.2013)	FY2013 (Apr.-Mar. 2014)	FY2014 (Apr.-Mar.2015)
Consolidated Net Assets (in million yen)	256,932	261,142	207,520
Consolidated Total Assets (in million yen)	1,743,492	1,696,831	1,428,628
Consolidated Net Assets per Share (in yen)	272.07	273.81	197.39
Consolidated Net Sales (in million yen)	3,166,689	3,537,782	3,035,818
Consolidated Operating Income (in million yen)	52,422	39,715	△38,447
Consolidated Ordinary Income (in million yen)	48,439	41,847	△49,640
Consolidated Net Income (in million yen)	△85,882	4,348	△77,729
Consolidated Net Income per Share (in yen)	△101.39	5.13	△91.77
Dividend per Share (in yen)	‐	2.00	-

6.	Status of the Holding Company Incorporated through the Share Transfer (scheduled)

(1) Company Name	Cosmo Energy Holdings Co., Ltd.
(2) Office to be Registered	1-1-1, Shibaura, Minato-ku, Tokyo
(3) Name and Title of the Representative	Keizo Morikawa, President, Representative Director, Chief Executive Officer
(4) Primary Business	Management of operations of the affiliated group companies and any other business incidental thereto
(5) Paid-in Capital	40,000,000,000 JPY
(6) Accounting Period	March 31
(7) Net Assets	not yet determined
(8) Total Assets	not yet determined

7.	Outline of the Accounting Treatment

Since this transaction falls under the “operation of companies under common control” in corporate accounting, it has no effect on profits and losses and does not give rise to goodwill.

8.	Future Outlook

The Company will be the wholly-owned subsidiary company of the Holding Company in accordance with the Share Transfer. Accordingly, the business results of the Company will be reflected in the consolidated business results of the Holding Company, the wholly-owning parent company. The Share Transfer is expected to have a negligible effect on the business results.

End